UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Santarus, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

802817304

(CUSIP Number)

March 6, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 802817304

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Advent Venture Partners LLP, Advent Private Equity Fund III Affiliates, Advent Management III L.P., Advent Private Equity Fund III A LTD Partnership, Advent Private Equity Fund III B LTD Partnership, Advent Private Equity Fund III C LTD Partnership, Advent Private Equity Fund III D LTD Partnership and Advent Private Equity Fund III GMBH & CO KG.  The foregoing entities are individually and collectively referred to here as the “Reporting Person” or the “Reporting Persons.”
I.R.S. Identification No. of above Individual (entities only):  N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.

Citizenship or Place of Organization
Advent Venture Partners LLP (England), Advent Private Equity Fund III Affiliates (England), Advent Management III L.P. (Scotland), Advent Private Equity Fund III A LTD Partnership (England), Advent Private Equity Fund III B LTD Partnership (England), Advent Private Equity Fund III C LTD Partnership (England), Advent Private Equity Fund III D LTD Partnership (England) and Advent Private Equity Fund III GMBH & CO KG (Germany)

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
Advent Private Equity Fund III 'A' Limited Partnership owns 1,434,473 shares.
Advent Private Equity Fund III 'B' Limited Partnership owns 702,901 shares.
Advent Private Equity Fund III 'C' Limited Partnership owns 196,072 shares.
Advent Private Equity Fund III 'D' Limited Partnership owns 385,670 shares.
Advent Private Equity Fund III GMBH & CO KG owns 55,491 shares.
Advent Private Equity Fund III Affiliates owns 46,242 shares.
Advent Private Equity Fund III Limited Partnership owns 13,872 shares.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

6.

Shared Voting Power
While each of the funds named in this filing disclaims beneficial ownership of the shares held by the others, except to the extent of any pecuniary interest therein, please note the following:  Advent Venture Partners LLP owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is the general partner of Advent Private Equity Fund III GMBH & CO KG. Advent Venture Partners LLP also owns 100% of Advent Management III Limited, which is the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III “A” Limited Partnership, Advent Private Equity Fund III “B” Limited Partnership, Advent Private Equity Fund III “C” Limited Partnership, Advent Private Equity Fund III “D” Limited Partnership and Advent Private Equity Fund III Affiliates Limited Partnership. Voting and investment power over the shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP due to the affiliate relationship described above.

7.

Sole Dispositive Power
Advent Private Equity Fund III 'A' Limited Partnership owns 1,434,473 shares.
Advent Private Equity Fund III 'B' Limited Partnership owns 702,901 shares.
Advent Private Equity Fund III 'C' Limited Partnership owns 196,072 shares.
Advent Private Equity Fund III 'D' Limited Partnership owns 385,670 shares.
Advent Private Equity Fund III GMBH & CO KG owns 55,491 shares.
Advent Private Equity Fund III Affiliates owns 46,242 shares.
Advent Private Equity Fund III Limited Partnership owns 13,872 shares.

*Note that each Reporting Person disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

	8.	Shared Dispositive Power Please see response in 7. above.

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:
2,834,721 in total which is held as follows:
Advent Private Equity Fund III 'A' Limited Partnership owns 1,434,473 shares.
Advent Private Equity Fund III 'B' Limited Partnership owns 702,901 shares.
Advent Private Equity Fund III 'C' Limited Partnership owns 196,072 shares.
Advent Private Equity Fund III 'D' Limited Partnership owns 385,670 shares.
Advent Private Equity Fund III GMBH & CO KG owns 55,491 shares.
Advent Private Equity Fund III Affiliates owns 46,242 shares.
Advent Private Equity Fund III Limited Partnership owns 13,872 shares.

*Note that each Reporting Person disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
7.82% in total based on 36,234,658 shares of Santarus Common Stock outstanding according to Santarus’s quarterly report on Form 10-Q dated September 30, 2004.

12.	Type of Reporting Person (See Instructions) All are PN.

Item 1.
	(a)	Name of Issuer Santarus, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10590 West Ocean Air Drive, Suite 200 San Diego, CA 92130

Item 2.
(a)

Name of Person Filing
Advent Venture Partners LLP, Advent Private Equity Fund III Affiliates, Advent Management III L.P., Advent Private Equity Fund III A LTD Partnership, Advent Private Equity Fund III B LTD Partnership, Advent Private Equity Fund III C LTD Partnership, Advent Private Equity Fund III D LTD Partnership and Advent Private Equity Fund III GMBH & CO KG.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

(b)

Address of Principal Business Office or, if none, Residence

Advent Venture Partners, LLP
25 Buckingham Gate
London SW1E 6LD

Advent Private Equity Fund III Affiliates
25 Buckingham Gate
London SW1E 6LD

Advent Management III L. P.
50 Lothian Road, Festival Square
Edinburgh EH9 9BY

Advent Private Equity Fund III A LTD Partnership
25 Buckingham Gate
London SW1E 6LD

Advent Private Equity Fund III B LTD Partnership
25 Buckingham Gate
London SW1E 6LD

Advent Private Equity Fund III C LTD Partnership
25 Buckingham Gate
London SW1E 6LD

Advent Private Equity Fund III D LTD Partnership
25 Buckingham Gate
London SW1E 6LD

Advent Private Equity Fund III GMBH & CO KG
Theresienstrasse 6
Munich 80333
Germany

(c)

Citizenship
The citizenship of each of the funds is as follows:

Advent Venture Partners LLP (England), Advent Private Equity Fund III Affiliates (England), Advent Management III L.P. (Scotland), Advent Private Equity Fund III A LTD Partnership (England), Advent Private Equity Fund III B LTD Partnership (England), Advent Private Equity Fund III C LTD Partnership (England), Advent Private Equity Fund III D LTD Partnership (England) and Advent Private Equity Fund III GMBH & CO KG (Germany)

	(d)	Title of Class of Securities Common Stock, $.0001 par value
	(e)	CUSIP Number 802817304

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

2,834,721 in total which is held as follows:
Advent Private Equity Fund III 'A' Limited Partnership owns 1,434,473 shares.
Advent Private Equity Fund III 'B' Limited Partnership owns 702,901 shares.
Advent Private Equity Fund III 'C' Limited Partnership owns 196,072 shares.
Advent Private Equity Fund III 'D' Limited Partnership owns 385,670 shares.
Advent Private Equity Fund III GMBH & CO KG owns 55,491 shares.
Advent Private Equity Fund III Affiliates owns 46,242 shares.
Advent Private Equity Fund III Limited Partnership owns 13,872 shares.

*Note that each Reporting Person disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

(b) Percent of class: 7.82% in total, based on 36,234,658 shares of Santarus Common Stock outstanding according to Santarus’s quarterly report on Form 10-Q dated September 30, 2004.
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Advent Private Equity Fund III 'A' Limited Partnership owns 1,434,473 shares.
Advent Private Equity Fund III 'B' Limited Partnership owns 702,901 shares.
Advent Private Equity Fund III 'C' Limited Partnership owns 196,072 shares.
Advent Private Equity Fund III 'D' Limited Partnership owns 385,670 shares.
Advent Private Equity Fund III GMBH & CO KG owns 55,491 shares.
Advent Private Equity Fund III Affiliates owns 46,242 shares.
Advent Private Equity Fund III Limited Partnership owns 13,872 shares.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

(ii)

Shared power to vote or to direct the vote

While each of the funds named in this filing disclaims beneficial ownership of the shares held by the others, except to the extent of any pecuniary interest therein, please note the following:  Advent Venture Partners LLP owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is the general partner of Advent Private Equity Fund III GMBH & CO KG. Advent Venture Partners LLP also owns 100% of Advent Management III Limited, which is the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III “A” Limited Partnership, Advent Private Equity Fund III “B” Limited Partnership, Advent Private Equity Fund III “C” Limited Partnership, Advent Private Equity Fund III “D” Limited Partnership and Advent Private Equity Fund III Affiliates Limited Partnership. Voting and investment power over the shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP due to the affiliate relationship described above.

(iii)

Sole power to dispose or to direct the disposition of

Advent Private Equity Fund III 'A' Limited Partnership owns 1,434,473 shares.
Advent Private Equity Fund III 'B' Limited Partnership owns 702,901 shares.
Advent Private Equity Fund III 'C' Limited Partnership owns 196,072 shares.
Advent Private Equity Fund III 'D' Limited Partnership owns 385,670 shares.
Advent Private Equity Fund III GMBH & CO KG owns 55,491 shares.
Advent Private Equity Fund III Affiliates owns 46,242 shares.
Advent Private Equity Fund III Limited Partnership owns 13,872 shares.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

(iv) Shared power to dispose or to direct the disposition of Please see response to Item 4(c)(iii) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Private Equity Fund III Affiliates
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Management III L.P.
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Private Equity Fund III A LTD Partnership
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Private Equity Fund III B LTD Partnership
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Private Equity Fund III C LTD Partnership
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Private Equity Fund III D LTD Partnership
Name/Title

February 14, 2005
Date
/s/Patrick Lee
Signature
General Partner of Advent Venture Partners LLP acting in its capacity as Manager of Advent Private Equity Fund III GMBH & CO KG
Name/Title